**Nasdaq** Regulation

**Nasdaq**

**Eun Ah Choi**
Senior Vice President
Global Head of Regulatory Operations

August 30, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 20, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from Investment Managers Series Trust II (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Shares of beneficial interest, $0.01 par value of Tradr 2X Long SPY Monthly ETF

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

*Eun Ah Choi*